SILVER STANDARD RESOURCES INC.
#1180 — 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the members of Silver Standard Resources Inc. (the “Company”) will be held in the Walker Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 14th day of May, 2003, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the report of the Directors;

2.

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2002 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

3.	To elect Directors;

4.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

5.	To approve the Company’s proposed Stock Option Plan;

6.

To grant authority to the Directors to amend existing and new stock options granted to Insiders, including amendments to reduce the exercise price of such options, provided such amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of amendment;

7.	To ratify all acts and proceedings of the directors and officers since the last annual general meeting;

8.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company’s 2002 Annual Report (containing the Directors’ Report to Shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2002), an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

        DATED at Vancouver, British Columbia, this 4th day of April, 2003.

BY ORDER OF THE BOARD

/s/ Linda J. Sue ________________________ Linda J. Sue Corporate Secretary

SILVER STANDARD RESOURCES INC.
#1180 — 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual General Meeting of the Members of the Company (the “Meeting”) to be held on Wednesday, May 14, 2003 at the time and place for the purposes set forth in the Notice of Meeting distributed with this Information Circular. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of this solicitation will be borne directly by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors or officers of the Company. A member wishing to appoint some other person (who need not be a member) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, #1180 — 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the election of directors and the appointment of auditors as stated under those headings in this information circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will on a poll be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000 common shares without par value
Issued and Outstanding as of April 4, 2003	39,390,225 common shares without par value

Only members of record at the close of business on April 4, 2003 (the “Record Date”) who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote, shall have one vote, and on a poll, every member present or represented by proxy shall have one vote for each share of which the member is the registered holder.

As of April 4, 2003, the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 306,500 common shares of the Company, representing 0.8% of the outstanding common shares (279,000 or 0.8% in April, 2002).

To the knowledge of the Directors and senior officers of the Company, no person or company beneficially holds directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members or until their successors in office are duly elected. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Meeting was published in The Province newspaper on March 4, 2003.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of securities of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares
R.E. Gordon Davis (3)(4) Director Canada	Chairman and President of Canplats Resources Corporation	Since February, 1996	2,500 (2002 - Nil)
David L. Johnston Director Canada	Director, Silver Standard Resources Inc.	Since May, 2000	2,000 (2002 - 1,000)
Catherine McLeod-Seltzer (4) Director Canada	President of Pacific Rim Mining Corp., 1996 to present	Since January 2, 2002	Nil (2002 - Nil)
William Meyer (3) (4) Director Canada	Chairman of the Board, Minco Mining & Metals Corp.	Since March, 1993	5,000 (2002 - 10,000)
Robert A. Quartermain (3) President and Director Canada	President, Silver Standard Resources Inc.	Since January, 1985	231,000 (2002 - 226,000)

NOTES:

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually
(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.

At present the Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) of the Company, regardless of the amount of compensation of that individual, each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $100,000 or more whether or not they are an executive officer at the end of the financial year.

The Company currently has one named executive officer, Robert A. Quartermain (the “Named Executive Officer”). The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officer during the year ended December 31, 2002:

Summary Compensation Table

Name and Principal Position	Year (1)	Salary ($) (2)	Bonus ($)	Other Annual Compen sation	No. of Securities under option	Restricted Shares or restricted share units	LTIP Pay Outs	All Other Compen- sation (3)
R.A. Quartermain President	2002 2001 2000	$136,259 $123,153 $ 82,742	$50,000 0 0	0 0 0	470,000 411,200 666,000	0 0 0	0 0 0	$9,563 $8,751 $57,073

(1)	Financial year ended December 31, 2002, December 31, 2001 and December 31, 2000.
(2)	During 2002, 2001 and 2000, a portion of Mr. Quartermain's salary has been allocated to two related companies.
(3)	Represents life and medical insurance payments made, contributions made to the Company's Group RRSP plan and financial planning services. In 2000, other compensation also included reimbursement by the Company to Teck Corporation for contributions made by Teck Corporation to its Senior Salaried Employees Pension Plan, of which Robert A. Quartermain was a participant. The Teck plan provided defined retirement benefits generally equal to 2% times the number of years of service times the average of the highest sixty consecutive months of earnings. In May, 2000, Mr. Quartermain was terminated from the Teck plan. The Company's pension top-up allocation for the plan was $52,370 and this amount was paid to Teck Corporation in 2000. Mr. Quartermain joined the Company's Group RRSP plan in 2000. Under this plan, Mr. Quartermain contributes 6% of his monthly earnings and the Company contributed 6%. A total of $6,775 and $6,600 was contributed by the Company in 2002 and 2001 respectively.

Long Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”. The Company does not have any LTIP’s.

Stock Appreciation Rights

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SAR’s were granted to or exercised by the Named Executive Officer or directors during the year ended December 31, 2002.

Option Grants in Last Financial Year

The following stock options were granted to the Named Executive Officer and the other directors of the Company during the year ended December 31, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
R. A. Quartermain	88,800 80,000	20.9% 18.9%	$4.25 $8.00	$4.25 $8.00	Jan. 1, 2007 Aug. 2, 2007

Aggregated Option Exercises in Last Financial Year and
Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the year ended December 31, 2002 by the Named Executive Officer and directors and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#) (1)	Average Value Realized ($) (2)	Unexercised Options at Financial Year-End (#) (3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (#) (3) (4) Exercisable/ Unexercisable
R. A. Quartermain	110,000	$242,900	470,000 exercisable 0 unexercisable	$2,101,438 exercisable 0 unexercisable

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the TSX Venture Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2002 of $8.44 per share, less the exercise price per share.

Pension Plans

The Company does not have a pension plan other than a Group RRSP available to all employees after one year of service. The Company does not provide retirement benefits for directors.

Termination of Employment, Change in Responsibilities and Employment Contracts

Under an agreement dated July 1, 2000 between the Company and Robert A. Quartermain, the Company engaged Mr. Quartermain to act as its chief executive officer. The agreement provides for Mr. Quartermain to receive a base salary of $10,000 per month for a period of two and one half years to be renewed for further one-year terms on agreement between the parties. Mr. Quartermain must devote at least 20 days per month in performance of his duties and responsibilities with any additional time compensated at a rate of $500 per day or equivalent time off. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to $250,000. Effective June 1, 2002, the Company increased Mr. Quartermain’s base salary to $12,500 per month.

Composition of Compensation Committee

The Compensation Committee of the Board of Directors consists of R.E. Gordon Davis, Catherine McLeod-Seltzer and William Meyer. All of the members of the Compensation Committee are outside directors.

Report on Executive Compensation

The Compensation Committee of the Board of Directors of the Company has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

In July 2000, an employment contract was signed between Robert A. Quartermain and the Company. See “Termination of Employment, Change in Responsibilities and Employment Contracts” above.

The current compensation levels of the executive and management reflect the Company’s level of activity and is strongly influenced by the Company’s progress towards achieving its goals of growth, production and enhanced shareholder value.

Share Performance Graph

The following performance graph compares the yearly percentage change in the cumulative total return on the Company’s Common shares since December 31, 1997 with the cumulative total change in the S&P/TSX Composite Index Metals & Mining, assuming the reinvestment of dividends, where applicable, for a comparable period.

For the financial years ended	1997	1998	1999	2000	2001	2002

Common Shares of Silver Standard Resources Inc.	100.00	17.00	26.00	28.00	59.00	117.00

S&P/TSX Composite Index Metals & Mining	100.00	88.00	98.00	83.00	96.00	104.00

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, no proposed management nominee for election as a director of the Company and no associate or affiliate of any such director, officer or proposed management nominee of the Company is or has been indebted to the Company or any of its subsidiaries at any time during the last completed financial year.

CORPORATE GOVERNANCE

The Board of Directors of the Company assumes responsibility for the stewardship of the Company and, insofar as it allows management to direct the Company’s activities on a day to day basis, the Board of Directors has established broad parameters for governance of the Company. The Company is a silver-focussed company, and as a result, strategic planning around this activity, from the board perspective, is simple. However, on a project specific basis, the Board has to identify the principal risks associated with the business of the Company in the various jurisdictions in which it operates as well as ensure that management has systems in place to cope with these risks. Due to the small size of the management team, there is not a specific succession of planning and training systems in place, however, the Board will react as required to any changes in senior management. The Board ensures that communication practices are maintained with both the shareholder base and as required by regulatory authorities. The Board ensures the integrity of the Company’s internal controls and management information systems. All but one of Silver Standard’s Directors are independent directors. The Board does not have an independent board committee for proposing new nominees to the Board as it is felt that the size of the Board is adequate at this time. The Board also does not feel it is necessary at this time to strike a committee for assessing the effectiveness of individual board members. Each member has considerable experience in the running of public and mining/resource companies and this is sufficient to meet the needs of the Company at this point in time. As a result of the experience within the Board of Directors and their associations with publicly-traded companies, an orientation program has not been provided to them, however, should new Directors without this experience be elected by the shareholders, then appropriate information would be provided.

As expressed above, the Board has determined that its size is appropriate for the activity level of the Company at this point in time. Board members are currently compensated solely by stock options and as the Company matures and has access to cash flow, then the Board would review its remuneration to ensure that it conforms to that of its peers.

The Company’s committees are the Compensation Committee and the Audit Committee and both of these Committees are composed of a majority of unrelated and independent directors. Due to the size of the Board, the entire Board has reviewed this Corporate Governance Statement and concurs that it accurately reflects the Company’s activities. At Directors’ Meetings, the strategic plan and focus of the Company is reviewed along with the ability of management to continue to deliver on these corporate objectives. By virtue of size, the Board does not have a Chair nor a Lead Director as all Board Members have an equal vote and say in the activities of the Company and all Board Meetings involve management. As expressed above, the Audit Committee of the Board is composed of a majority of independent Directors. However, the Company will implement a professional search for a new Director such that the Audit Committee has an individual who has familiarity with financial statements at a senior level so as to meet both TSE and NASDAQ policies. The Board does not currently have a policy as it relates to Directors appointing independent outside advisors, however, should an opportunity or situation arise, the Board would review the same and would seek out the best advice available to it. The Board of Directors currently does not have a specific charter as it relates to its activities, nor is there a specific set of criteria laid out for selecting, appointing and terminating the CEO. Nor does it have a specific program for succession planning for Senior Management. The Compensation Committee does approve the compensation of senior management and the Board does have a strategic plan for the Company and monitors these activities. The Board approves annual capital and operating plans and monitors these performances against the plans as well as assesses the various business risks associated with these activities to determine the level that is acceptable to the Company. The Board relies on senior management to ensure the integrity of the Corporation’s internal controls and management information systems. There is as yet no formal orientation program for new Directors or a committee that assesses the contribution of all various Board Members. The Board does, however, review the Company’s Communication Policy.

Based on shareholder distribution, the activity of the Board of the Company is not influenced by any one shareholder and the Company is not currently a subsidiary of any other corporation. There are currently no specific functions that are the exclusive responsibility of outside Directors other than unrelated and independent Directors who sit on Board Committees. As a result, there is no charter, no current list of potential Director candidates, no specific indicators that measure the CEO’s performance except for the Company’s accretive growth. It has been mentioned that the Company is not of sufficient size to have a Board Chair, and accordingly, there is no requirement for:

—	a regular assessment of the Board Committees or the Individual Directors;

—	Committees that have Charters where specific duties are identified for Independent Directors;

—	a Chair or a Lead Director; and

—	the President and CEO to act as Chair of meetings and Managing Director of the Company.

Independent Directors do not meet regularly without management present. The Board has appointed a Corporate Secretary who has been with the Company now for 20 years. The Audit Committee is composed of a majority of outside directors who are unrelated and the Audit Committee is in the process of finding a new Director who is sufficiently experienced and has the required level of financial literacy to satisfy the Sarbanes-Oxley Act in the United States. This Audit Committee does not have a formal Charter that establishes its relationship to internal and external auditors, oversees the risk management process, internal controls, deals with earnings management and fraudulent financial reporting as these are all handled at the Board level. The Company has a Communication Policy to ensure that there is Continuous Disclosure to shareholders and that the guidelines for the various Exchanges, including the TSE , the TSX Venture Exchange and NASDAQ, as well as the Ontario Securities Commission, the B.C. Securities Commission and the U.S. Securities and Exchange Commission are followed as they relate to a B.C. incorporated company. Systems are in place so that press releases are drafted and reviewed internally and externally prior to them being issued and accountability rests with the management in this regard. The Company is currently establishing specific guidelines to deal with accountabilities in Crisis Communications. By virtue of the annual report that is enclosed, the Board of Directors reports on an annual and quarterly basis to shareholders on the Company’s progress, including its risk management activities. Suffice it is to say that mineral exploration is a high-risk industry in a multi-jurisdictional environment where certain risks are not easily quantifiable and shareholders should be aware of the same.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 (being the commencement of the Company’s last completed financial period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, other than the following:

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of Proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia as auditors of the Company to hold office until the next Annual General Meeting and for a resolution to authorize the directors to fix the remuneration of such auditors. Coopers and Lybrand, prior to its merger with Price Waterhouse, were first appointed auditors of the Company in October, 1989.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

Directors and senior officers, may however, be interested in the general authorization granted to the Company’s Board of Directors with respect to “Stock Option Plan” and “Stock Options to Insiders” as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Reasons for the Plan

In August 2002, the TSX Venture Exchange Inc. (the “Exchange”) amended its policies to require all listed companies that wish to issue stock options to adopt a stock option plan at their next annual meeting. Under Exchange Policy 4.4, a company may reserve, under a stock option plan, up to 20% of its issued and outstanding shares for issuance on exercise of stock options. We have elected to adopt a stock option plan that reserves 8% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options. At this time, 5% of our issued and outstanding common shares are reserved for issuance on exercise of previously granted stock options. We are aware of our shareholders’ concern of dilution of their holdings as a result of the exercise of options. We note that with 8% of our shares reserved for a stock option plan and 5% of our shares reserved for the exercise of outstanding options, the number of our shares reserved or available for issuance as compensation is very low compared to our industry peers. As stewards of our shareholders’ assets and wishing to maintain shareholder goodwill, we have consciously decided to minimize dilution from option grants to the extent possible given our operating environment.

Our ability to issue stock options, however, is essential to our ability to compete for, and develop our, silver resources; as we compete with other exploration companies not only for silver resources, but also for human resources. In addition, we are committed to keeping our “burn rate” as low as possible, while maintaining our capabilities to assess and acquire accretive properties and positioning ourselves to capitalize on an increase in silver price. As a result, the issuance of stock options allows us to attract and provide incentive to quality people, without incurring excessive overhead costs. For these reasons, though we currently have reserved 5% of our issued and outstanding shares for issuance on exercise of stock options, we have elected to adopt a plan that allows for up to 8% of our shares to be issued on exercise of stock options. This cushion gives us the flexibility to react to various contingencies that may arise, including an increase in the price of silver and the resulting necessity to increase staffing.

Adoption of the Plan

As required by Policy 4.4 of the Exchange, our directors have adopted the Silver Standard Stock Option Plan dated April 4, 2003 (the “Plan”), subject to shareholder and Exchange approval. The Plan complies with or exceeds the requirements of Exchange Policy 4.4. Under the Plan, a maximum of 8% of our issued and outstanding shares are proposed to be reserved at any time for issuance on the exercise of stock options. Because the number of shares reserved for issuance under the Plan increases with the number of issued and outstanding shares, the Plan is considered to be a “rolling” stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to our directors, senior officers, employees and consultants (and those of our subsidiaries). For the purposes of the Plan, the terms “employees” and “consultants” have the meanings set out in Exchange Policy 4.4. In addition, the term “director” is defined in Exchange Policy 4.4 to include, among others, directors and senior officers.

Under the Plan, our board of directors (the “Board”) may, from time to time, designate one of our directors or one of our senior officers or employees as administrator (the “Administrator”) for the purposes of administering the Plan. Initially, the Administrator will be our Corporate Secretary.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 8% of our issued and outstanding common shares (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from the date of grant (under Exchange Policy 4.4, we are able to grant options with a term of up to 10 years, however, we believe that a maximum term of five years allows for an acceptable balance between employee cost and employee incentive);

(c)	options to acquire no more than 5% of our issued shares may be granted to any one individual in any 12 month period;

(d)	options to acquire no more than 2% of our issued shares may be granted to any one consultant in any 12 month period;

(e)

options to acquire no more than an aggregate of 2% of our issued shares may be granted to an employee conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period; and

(f)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be one of our directors or senior officers as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set out in the option certificate issued in respect of such option and in any event will not be less than the market price of our common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Under Exchange Policy 4.4, we are entitled to grant stock options with an exercise price equal to the market price less a discount of up to 15%. As our practice is to grant stock options at the market price or higher, in establishing the Plan, we decided to prohibit the granting of stock options with an exercise price at a discount to the market price.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by one of our insiders and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been paid for in full by the option holder. We will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that “rolling” stock option plans receive shareholder approval at a company’s annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to our shareholders, we will ask our shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

        “Resolved that, subject to TSX Venture Exchange Inc. (the “Exchange”) approval:

1.

the Company adopt the Silver Standard Stock Option Plan dated April 4, 2003 (the “Plan”), including the reserving for issuance under the Plan at any time of a maximum of 8% of the issued common shares of the Company;

2.	the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;

3.

the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and

4.	authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan.

Stock Options to Insiders

Since the date of the Company’s last annual general meeting, the Board of Directors, on behalf of the Company, granted stock options to certain Insiders of the Company (as defined in the Securities Act of British Columbia). All such options were granted in accordance with the policies of, and were accepted for filing by, the TSX Venture Exchange. The Company’s Board of Directors is requesting, at this annual general meeting, the approval of disinterested shareholders to any amendments to such grants, including an amendment to reduce the exercise price.

For the purpose of satisfying any and all regulatory requirements, the Company is seeking the approval of disinterested shareholders, in advance, to each amendment which may be made by the Company to the terms of existing stock options remaining outstanding which were granted to Insiders and any amendments to new options to be granted to Insiders, including amendments to reduce the exercise price of such existing and new stock options. Any new options will be granted and/or amended, or any alterations to existing options will be made, only in accordance with the policies of the TSX Venture Exchange in effect at the time of grant or amendment. The Company is presently classified as a Tier 1 Company by the TSX Venture Exchange. The present policies of the TSX Venture Exchange with respect to options granted by Tier 1 Companies may be summarized as follows:

(a)

the aggregate number of shares that may be reserved for issuance pursuant to the granting of stock options shall not exceed 10% of the issued shares of the Company and must not exceed 5% of the issued shares of the Company to any one individual at the time of granting of the options;

(b)	all options granted are subject to a hold period of four months from the date of grant;

(c)

Subject to a minimum price of $0.10 per share, the exercise price of an incentive stock option shall not be less than the market price on the day before the date on which the directors grant the options, less an allowable discount;

(d)	all options granted shall be non-assignable and non-transferable;

(e)	disinterested shareholder approval is required for an amendment to reduce the exercise price of any stock options granted to an Insider;

(f)	any amendment to the terms of an option agreement must be accepted for filing by the TSX Venture Exchange prior to the amendment becoming effective.

Accordingly, the members will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

        “RESOLVED that authority is hereby granted to the Directors to:

(a)	amend existing stock options granted to Insiders, including amendments to reduce the exercise price of such existing stock options; and

(b)	amend any new stock options to be granted to Insiders, including amendments to reduce the exercise price of such new stock options;

provided such options and amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of grant or amendment.”

Acts and Proceedings of Directors and Officers

It is proposed to ratify all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting of the members of the Company. These acts and proceedings relate to the general management of the Company’s affairs, including the administration of its properties and all payments of money, as well as any acts taken by the directors to issue shares for cash, services or property, all as reflected on the Company’s records.

It is not known whether any other matter will come before the Meeting other than those set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement.

BOARD APPROVAL

The Notice of Annual General Meeting dated April 4, 2003 and this Information Circular and accompanying Form of Proxy have been approved by the Board of Directors of the Company for mailing to members.

DATED at Vancouver, British Columbia, this 4th day of April, 2003.

BY ORDER OF THE BOARD

/s/ Linda J. Sue ________________________ Linda J. Sue Corporate Secretary